FMO

RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on July 18, 2007, with an Adjourned Meeting on October 15, 2007. Common shareholders voted on authorizing the Fund to sell Common Shares at a net price less than the Fund's then-current net asset value per Common Share, subject to certain conditions; approving a new sub-advisory agreement among the Fund, Claymore Advisors, LLC and Fiduciary Asset Management, LLC; and the election of Trustees.

With regard to the authorization for the Fund to sell Common Shares at a net price less than below net asset value:

                                    # OF ACCOUNTS
In Favor:                           10,773
Against:                            1,905
Abstain:                            699

With regard to the approval of a new sub-advisory agreement:

                                    # OF SHARES
In Favor:                           7,843,205
Against:                            371,574
Abstain:                            290,272
Broker Non-votes:                   2,919,122

With regard to the election of the following Class II Trustees by common shareholders of the Fund:

                                    # OF SHARES                     # OF SHARES
                                    IN FAVOR                        WITHHELD
Joseph E. Gallagher, Jr.            11,130,224                      293,949
Howard H. Kaplan                    11,131,041                      293,132
Ronald A. Nyberg                    11,127,798                      296,375

The other Trustees of the Fund whose terms did not expire in 2007 are Randall C. Barnes, Nicholas Dalmaso, Robert B. Karn III, John M. Roeder and Ronald E. Toupin, Jr.